Exhibit (a)(1)(F)

CYTODYN INC.

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

December 21, 2017

To the Holders of the Original Warrants:

This letter is to advise you that, on December 21, 2017, CytoDyn Inc. (“we”) filed with the U.S. Securities Exchange Commission (the “SEC”) an amended Schedule TO (as amended, the “Schedule TO”), a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to you, as a holder of certain warrants to purchase our common stock (the “Original Warrants”), to amend and exercise such Original Warrants at a reduced exercise price of $0.50 per share of Common Stock, subject to the terms and conditions set forth in the “Offer to Amend and Exercise Warrants to Purchase Common Stock of CytoDyn Inc.” dated as of November 24, 2017 (as amended, the “Tender Offer”).

Among other things, this amendment to the Schedule TO extends the expiration date of the Tender Offer from December 22, 2017 at 5:00 p.m. (Eastern Time) until January 26, 2018 at 5:00 p.m. (Eastern Time).

The Offering Materials previously mailed to you on or about November 24, 2017, together with the Schedule TO, as amended, provide information regarding the Tender Offer and how you can participate. We recommend that holders of the Original Warrants review the Schedule TO, as amended, including the exhibits, and the Company’s other materials that have been filed with the SEC and can be accessed electronically on the SEC’s website at www.sec.gov before making a decision on whether to participate in the Tender Offer.

Thank you for your time in reviewing this opportunity.

Very truly yours, CYTODYN INC.

By:
Name:	Nader Z. Pourhassan, Ph.D.
Title:	President and Chief Executive Officer